CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Quebec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
U.S. Securities and Exchange Commission

Dears Sirs/Mesdames:

I consent to the Updated Internal Mineral Reserve and Resource Estimates of the Guanacevi Mine, the Bolanitos Mine and the El Cubo Mine and related information contained in, or incorporated by reference in, the Annual Information Form dated February 22, 2018, the Company’s Short Form Base Shelf Prospectus dated May 3, 2016 and the Prospectus Supplement dated May 5, 2016 thereto, the Annual Report of the Company on Form 40-F dated February 22, 2018, the Registration Statement on Form F-10 (File No. 333-210911) of Endeavour Silver Corp. (collectively the “Disclosure Documents”).

The undersigned hereby consents to:

(a)	being named directly or indirectly in the Disclosure Documents; and

The undersigned hereby confirms that:

(i)

the undersigned has read the Disclosure Documents, including Updated Internal Mineral Reserve and Resource Estimate of the Guanacevi Mine, the Bolanitos Mine and the El Cubo Mine in the Disclosure Documents or incorporated by reference therein;

(ii)	the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Disclosure Documents.;

Dated this 22nd day of February, 2018

“signature” {signed}
________________________
Godfrey Walton, M.Sc, P.Geo,
President and COO
Endeavour Silver Corp.